SUB-ITEM 102J
Changes in registrants certifying accountant

Nuveen Symphony Dynamic Credit Fund
A series in Nuveen Investment Trust III (the  Trust )

811-09037
During the current fiscal period, the Board of Trustees of the above-referenced Fund, upon recommendation of the Audit Committee, engaged KPMG LLP ( KPMG ) as the independent registered public accounting firm to the Fund as of August 7, 2014. On August 11,
2014, Ernst & Young LLP ( Ernst & Young ) resigned as the independent registered public accounting firm to the Fund.

Ernst & Youngs report for January 15, 2014 (commencement of operations) through June 30, 2014, contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. For the fiscal period ended June 30, 2014, there were no disagreements with Ernst
& Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds financial statements.

The Registrant has requested that Ernst & Young furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.